Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

RECEIVED
2004 APR 19 A 10:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04024414

April 15, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose an English language version copy of Randstad Holding nv's 2003 Annual Report as well as English language versions of all press releases filed with the Amsterdam Exchange since December 5, 2003, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

PROCESSED
APR 20 2004
THOMSON
FINANCIAL

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

dlw 4/19

770.937.7000 Tel
770.916.0791 Fax

www.us.randstad.com

RECEIVED
2004 APR 19 A 10: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For more information, please contact:
Sandra van Campen/Frans Cornelis

Phone: +31 20 569 5623

Diemen, February 18, 2004

randstad holding
press release

Randstad annual results 2003:
Ongoing performance improvement, net income up by 36%

Highlights

Q4 2003

- Operating profit increased by 73% and net income by 90% compared to Q4 2002
- Organic revenue growth in constant currency for the whole Group 2%
- Sequential reduction in operating expenses by € 10 million, excluding one-offs
- Earnings per share € 0.32 in Q4 (Q4 2002: € 0.16)

Full year 2003

- Market share gained in most markets
- Randstad North America and Germany profitable in the second half of 2003
- DSO down by 2 days to 50 compared to year-end 2002
- Net debt reduced by 91% to € 18.3 million (2002: € 207.5 million)
- Dividend of € 0.25 per ordinary share proposed (2002: € 0.17)

- Outlook Q1 2004: EPS before amortization goodwill at least € 0.09 (Q1 2003: - € 0.04)

"I'm proud to be able to say that the whole Randstad Group has done an excellent job in the past year. In Germany, but also in many other countries, we have made remarkable progress. Progress in market share, in revenue and in profitability. Thanks to the great efforts of our corporate employees and our flexworkers, our clients increasingly recognize our added value," says Ben Noteboom, CEO Randstad Holding.

"Although the improvements in the general economic climate are still very gradual and erratic, we are now going to build on the strong foundation we have created. We want to grow in three ways. By expanding into new geographic areas. By launching new products and services. And of course by increasing our market share further in areas where we are already present. In particular, a dedicated team will start to support the implementation of specialty products, leading to new products for our clients in our current markets. We face the future with optimism and confidence".

In millions of €	Q4 2003	Q4 2002	Ytd 2003	Ytd 2002
Revenue	**1,355.4**	1,367.9	**5,257.4**	5,443.8
Operating expenses	**230.5**	272.2	**970.7**	1,095.1
Operating profit	**55.1**	31.9	**118.2**	98.3
Net income	**38.3**	20.2	**77.1**	56.8
In €				
Earnings per ordinary share before amortization goodwill	**0.32**	0.16	**0.62**	0.43

Organic change (2003/2002)	Q4 2003	Ytd 2003
Revenue at constant currency	**2%**	**0%**
Operating profit at constant currency	**76%**	**20%**

Fourth quarter results 2003

Organic constant currency growth amounted to 2% year-over-year. Acquisitions (mainly Thuiszorg Perfect in the Netherlands) added 1% to revenue growth, whereas currency fluctuations decreased revenue by 4%. Total revenue amounted to € 1,355.4 million (Q4 2002: € 1,367.9 million). Although demand in most staffing markets has improved, we remain cautious on the pace of strengthening. The Dutch staffing market showed some signs of improvement towards the end of 2003, but still declined by 9% year-over-year in the fourth quarter. Randstad again outperformed the market, with a revenue decline in the Netherlands of 3%. Randstad Germany grew by 11% in the fourth quarter. This revenue increase is triggered by the changes in legislation for flexworkers, our own commercial effectiveness and the slight overall improvement in the German economy.

The Group gross margin in the fourth quarter amounted to 21.1%, an improvement on the 20.6% gross margin of Q3. Year-over-year the gross margin declined (Q4 2002: 22.2%). This decline can mostly be attributed to the year-over-year decline in gross margins in the Netherlands already visible since the first quarter of 2003. The Q4 gross margin in the Netherlands amounted to 25.3% (Q1: 24.7%, Q2: 25.2% and Q3: 24.6%).

The fourth quarter showed a strong improvement in the conversion ratio, calculated as EBITA on gross profit. This ratio improved from 10.7% in Q4 2002 to 19.6% in Q4 2003. This is entirely a reflection of the large effect of a small top-line (revenue) improvement combined with stringent cost control in all operating companies. Total operating expenses amounted to € 230.5 million. Sequentially the costs declined by 6%. In the cost base around € 7 million is included for reorganization charges, mainly relating to the re-alignment of Yacht Netherlands into a regional structure. However, this amount was balanced by a combination of positive one-offs relating to releases of provisions and a book profit on sale of real estate.

Operating profit improved by 73% year-over-year and amounted to € 55.1 million (Q4 2002: € 31.9 million). Currency fluctuations decreased the operating profit by 5% and acquisitions added 2%.

Average net debt was further reduced to € 18.3 million at year-end (year-end 2002: € 207.5 million). The reduction in net debt resulted mainly from an improvement in DSO to 50 days from 52 a year ago. Financial expenses decreased to € 1.5 million (€ 2.3 million in Q4 2002). Net income therefore improved even stronger than operating profit. An increase of 90% to € 38.3 million was realized (€ 20.2 million in Q4 2002).

Results for the full year 2003

Revenue remained flat on a constant currency basis compared to 2002. The currency effect on revenue was a negative 3%. On an annual basis there was no acquisition effect.

Operating expenses were reduced by € 124.4 million (of which approximately € 40 million is related to currency effects). Most of the savings were generated through reductions in headcount, mainly in supporting functions and head office staff. Average number of corporate staff was down by 6% to 12,280. Other savings were realized by lowering spending on information and communication technology (ICT). These costs were down by € 18.2 million compared to last year. The 3-year target formulated in 2002 for a reduction of expenses in the ICT field is € 35 million. Advertising expenditure was reduced through sharing resources as part of Randstad's global branding program. In 2003 a total amount of around € 15 million restructuring costs were charged to the operating expenses.

Operating profit increased by 20% to € 118.2 million (2002: € 98.3 million) and net income improved by 36% to € 77.1 million (2002: € 56.8 million). The currency effect on the operating profit for the full year was a negative 1%.

The higher operating profit translated in an increased cash flow from operations by € 27.2 million to € 223.6 million (€ 196.4 million in 2002). Capital expenditure was limited due to a higher level of divestment and remained below the level of depreciation (€ 34.7 million versus € 53.4 million). At the same time Randstad is in the process of upgrading and in some cases replacing the front- and back-office systems in a number of countries, also making them web-enabled for processes such as time sheeting, order intake and invoicing.

Results by segment

Randstad companies, Europe

The fourth quarter showed for the second consecutive quarter a slight year-over-year increase in revenue. Revenue totaled € 938.6 million compared to € 918.7 in the fourth quarter of 2002. The year-over-year revenue development in Spain (+14%) and Germany (+11%) was particularly satisfactory, as well as the growth generated in Italy (+32%). This was for a large part due to effective marketing and high degree of service, which enabled us to both gain new clients and expand market share at existing clients. Our discipline and working methods as embodied in the strong-concepts strategy are paying off. Except for the Netherlands, the United Kingdom and Switzerland all countries realized growth. Randstad again outperformed the market in most of the countries. The full year showed a flat revenue development compared to 2002 and revenue totaled € 3,599.4 million.

The gross margin was 21.8% in the fourth quarter of 2003 (Q4 2002: 23.7%). In line with the normal seasonal pattern the gross margin showed a sequential improvement compared to Q3 2003 (21.4%). The margin pressure in the Netherlands has not increased, also in January there are no signs of extra price pressure.

Operating profit in the European mass-customized segment in Q4 2003 amounted to € 48.3 million, an improvement of 9% compared to the same quarter in 2002. For the full year the operating profit declined by 15% to € 130.6 million. The positive development realized throughout the year can almost fully be attributed to the return to profitability of Randstad Germany and the increased profitability in Belgium.

Randstad North America

Measured in constant currency Randstad North America grew by 2% (in the reporting currency revenue declined by 14%). This growth was an improvement compared to the 5% year-over-year revenue decline still realized in the third quarter of 2003. In January 2004, there are finally also some signs of improvement in the clerical staffing market in the United States, which is traditionally an important segment for Randstad.

The price increases implemented per July 2003 support the gross margin development. In Q4 2003 the gross margin amounted to 18.8% (Q4 2002: 18.7%). Per January 1, 2004 cost for State Unemployment Insurance (SUI) and workers' compensation increased again. This will lead to slight pressure on the gross margin as the effect of new price increases will filter through only slowly.

Focus on driving cost efficiencies in the organization delivered an operating profit of € 3.8 million compared to an operating loss of € 5.7 million in Q4 2002. A full year operating loss of € 3.3 million remained, a strong improvement compared to the loss of € 30.8 million in 2002.

In-house services

Revenue in the in-house services segment increased by 18% to € 113.1 million (€ 96.1 million in Q4 2002). Full-year revenue increased by 14% to € 417.1 million (€ 367.4 million in 2002). Capac in the Netherlands had a strong fourth quarter with a revenue increase of 9%, strongly outperforming the declining Dutch market. The other countries showed revenue growth of 31%. The gross margin in the fourth quarter amounted to 14.3%, comparable to last year, despite the further growth of the share in the revenue mix of countries with typically a lower gross margin.

Operating profit in this segment improved to € 5.2 million (€ 1.0 million in Q4 2002), which means an operating profit margin of 4.6%. The full year operating profit amounted to € 11.0 million (2002: € 6.6 million). Start-up losses in Belgium, France and the UK have mostly been absorbed.

Yacht

In line with the overall staffing market, the professionals segment in the Netherlands remained challenging. In the fourth quarter the organizational structure of Yacht Netherlands has been adjusted to realize more commercial effectiveness and a reduction of costs. A total amount of € 4.5 million has been absorbed in the operating expenses for restructuring charges relating to the reduction in corporate headcount and the consolidation of branches. Yacht Germany is growing strongly and according to the business plan. Nine branches have been opened since the start in 2002.

Total revenue in Yacht declined in the fourth quarter by 12% to € 52.5 million (€ 59.5 million in Q4 2002). Gross margin could recover to 33.5% (Q4 2002: 28.7%). On balance the Q4 operating profit improved to € 2.6 million compared to an operating loss of € 1.3 million in Q4 2002. For the full year Yacht was break-even; the small operating profit of Yacht Netherlands was absorbed by investments in Germany.

Executive Board

As of January 1, 2004 Jacques van den Broek has been appointed member of the Executive Board. This appointment is still subject to final confirmation by the General Meeting of Shareholders on May 12, 2004. Jacques has worked with Randstad since 1988. The board now consists of five persons.

Strategy update

The past years have been used to revitalize Randstad's proven strengths and core values. Based on our strategy a strong improvement in performance has been achieved. In line with our medium term targets for geographic expansion and profitability, the next step will be looking at new products and possibly new markets. We see new opportunities offered by deregulation and in the new countries joining the European Union. We have an active approach towards expansion and this will potentially include small or mid size bolt-on acquisitions in specific markets or segments. Randstad's financial position, moving towards a net cash level, makes expansion possible.

Outlook

Assuming current market trends we anticipate the first quarter 2004 earnings per share (before goodwill amortization) to amount to at least € 0.09. This is an improvement from the Q1 2003 loss of € 0.04.

Financial agenda 2004-2005

Publication annual report 2003	March 26, 2004
Publication first quarter results	May 5, 2004
General Meeting of Shareholders	May 12, 2004
Publication second quarter results	August 4, 2004
Publication third quarter results	November 3, 2004

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement*

(unaudited)

In millions €	Three months ended December 31 2003	Three months ended December 31 2002	Change 2003/2002	Twelve months ended December 31 2003	Twelve months ended December 31 2002	Change 2003/2002
Revenue	**1,355.4**	1,367.9	-1%	**5,257.4**	5,443.8	-3%
Cost of services	**1,069.8**	1,063.8		**4,168.5**	4,250.4	
Gross profit	**285.6**	304.1	-6%	**1,088.9**	1,193.4	-9%
Personnel expenses	**154.7**	169.4		**648.2**	698.7	
Depreciation tangible fixed assets	**14.5**	16.7		**53.4**	66.1	
Amortization goodwill	**0.9**	0.5		**2.6**	1.8	
Other operating expenses	**60.4**	85.6		**266.5**	328.5	
Total operating expenses	**230.5**	272.2	-15%	**970.7**	1,095.1	-11%
Operating profit	**55.1**	31.9	73%	**118.2**	98.3	20%
Financial income and expenses	**-1.5**	-2.3		**-8.5**	-15.8	
Income from ordinary operations before taxes	**53.6**	29.6		**109.7**	82.5	
Taxes on income	**-15.3**	-9.4		**-32.6**	-25.5	
Income non-consolidated participation	**-**	-		**-**	-0.2	
Net income	**38.3**	20.2	90%	**77.1**	56.8	36%
Earnings per ordinary share (€)	**0.31**	0.16		**0.59**	0.42	
Earnings per ordinary share before amortization goodwill (€)	**0.32**	0.16		**0.62**	0.43	
Average number of ordinary shares outstanding (mln)	**115.3**	115.3		**115.3**	115.4	
Diluted earnings per ordinary share (€)	**0.31**	0.16		**0.59**	0.42	
Diluted earnings per ordinary share before amortization goodwill (€)	**0.32**	0.16		**0.62**	0.43	
Average diluted number of ordinary shares outstanding (mln)	**115.4**	115.3		**115.4**	115.4	
Gross margin	**21.1%**	22.2%		**20.7%**	21.9%	
EBITDA margin	**5.2%**	3.6%		**3.3%**	3.1%	
Operating margin	**4.1%**	2.3%		**2.2%**	1.8%	
Net margin before amortization goodwill	**2.9%**	1.5%		**1.5%**	1.1%	
EPS calculation						
Net income	**38.3**	20.2		**77.1**	56.8	
Amortization goodwill (after taxes)	**0.9**	0.5		**2.5**	1.8	
Net income before amortization goodwill	**39.2**	20.7		**79.6**	58.6	
Preferred dividend	**-2.1**	-2.1		**-8.6**	-8.6	
Net income for ordinary shareholders	**36.2**	18.1		**68.5**	48.2	
Net income for ordinary shareholders before amortization goodwill	**37.1**	18.6		**71.0**	50.0	

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

randstad holding press release

Consolidated balance sheet,
before profit appropriation for ordinary shares
(unaudited)

In millions €	December 31, 2003	December 31, 2002
Intangible fixed assets	12.9	7.1
Tangible fixed assets	113.3	142.2
Financial fixed assets	372.1	366.2
Fixed assets	498.3	515.5
Receivables	990.9	1,019.5
Cash and cash equivalents	185.6	208.8
Current assets	1,176.5	1,228.3
Current liabilities	732.0	837.6
Working capital	444.5	390.7
Capital employed	942.8	906.2
Long-term debt	123.6	204.8
Provisions	465.4	366.9
Shareholders' equity	353.8	334.5
	942.8	906.2

Operating working capital	347.8	367.5
Operating capital employed	461.1	509.7
Interest-bearing debt	203.9	416.3
Net debt	18.3	207.5
Balance sheet total	1,674.8	1,743.8

Consolidated cash flow statement
(unaudited)

	Three months ended December 31		Twelve months ended December 31	
In millions €	**2003**	2002	**2003**	2002
Operating profit*	**55.1**	31.9	**118.2**	98.3
Depreciation tangible fixed assets	**14.5**	16.7	**53.4**	66.1
Amortization goodwill	**0.9**	0,5	**2.6**	1.8
Provisions	**3.2**	10.8	**8.8**	6.8
Income taxes paid	**-1.0**	-3.2	**-3.5**	-11.9
Cash flow from operations before operating working capital	**72.7**	56.7	**179.5**	161.1
Current receivables	**62.0**	86.5	**15.3**	72.0
Current non-interest bearing liabilities	**-28.9**	-53.4	**28.8**	-36.7
Operating working capital	**33.1**	33.1	**44.1**	35.3
Cash flow from operations	**105.8**	89.8	**223.6**	196.4
Investments in tangible fixed assets	**-14.2**	-10.8	**-34.7**	-30.0
Disposal of real estate 2002	**-**	-	**34.5**	-
Disposal of tangible fixed assets	**4.5**	37.2	**5.9**	42.0
Acquisition of group companies	**-8.5**	-	**-10.3**	-1.0
Repayment from participation	**2.2**	16.0	**2.2**	16.0
Cash flow from investments	**-16.0**	42.4	**-2.4**	27.0
Free cash flow	**89.8**	132.2	**221.2**	223.4
Long-term debt	**-76.5**	-1.6	**-80.5**	-110.2
Financial fixed assets	**-1.0**	-1.2	**-1.8**	-1.0
Short-term interest-bearing debt	**7.7**	-23.1	**-124.1**	-73.6
Financing	**-69.8**	-25.9	**-206.4**	-184.8
Financial income and expenses	**-1.5**	-2.3	**-8.5**	-15.8
Repurchase of ordinary shares	**-**	-	**-**	-2.1
Dividends paid on ordinary shares	**-**	-	**-19.6**	-16.2
Dividends paid on type-B preferred shares	**-**	-	**-8.6**	-8.6
Reimbursement to financiers	**-1.5**	-2.3	**-36.7**	-42.7
Cash flow from financing	**-71.3**	-28.2	**-243.1**	-227.5
Translation differences	**-0.9**	4.4	**-1.4**	6.7
Net cash flow	**17.6**	108.4	**-23.3**	2.6
Changes in cash through acquisition of group companies	**0.1**	-	**0.1**	-
Changes in cash	**17.7**	108.4	**-23.2**	2.6

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Changes in shareholders' equity,
before profit appropriation for ordinary shares
(unaudited)

In millions €

	2003	2002
October 1	**326.2**	345.8
Net income for the period	**38.3**	20.2
Dividend paid on preferred shares B	**-8.6**	-8.6
Other changes	**-**	-5.5
Translation differences	**-2.1**	-17.4
December 31	**353.8**	334.5
January 1	**334.5**	350.0
Net income for the period	**77.1**	56.8
Repurchase of ordinary shares	**-**	-2.1
Dividend paid on ordinary shares	**-19.6**	-16.2
Dividend paid on preferred shares B	**-8.6**	-8.6
Other changes	**-**	-7.9
Translation differences	**-29.6**	-37.5
December 31	**353.8**	334.5

randstad holding press release

Information by segment
(unaudited)

In millions €	Three months ended December 31 2003	2002	Change 2003/2002	Twelve months ended December 31 2003	2002	Change 2003/2002
Revenue						
Mass-customized Europe	**938.6**	918.7	2%	**3,599.4**	3,600.2	0%
Mass-customized North America	**253.6**	295.3	-14%	**1,036.9**	1,254.5	-17%
In-house services	**113.1**	96.1	18%	**417.1**	367.4	14%
Yacht	**52.5**	59.5	-12%	**211.8**	229.1	-8%
Corporate / eliminations	**-2.4**	-1.7		**-7.8**	-7.4	
Total revenue	**1,355.4**	1,367.9	-1%	**5,257.4**	5,443.8	-3%
Gross profit						
Mass-customized Europe	**204.7**	217.9	-6%	**778.6**	843.3	-8%
Mass-customized North America	**47.8**	55.3	-14%	**192.8**	229.6	-16%
In-house services	**16.2**	13.8	17%	**58.3**	57.3	2%
Yacht	**17.6**	17.1	3%	**60.3**	63.6	-5%
Corporate / eliminations	**-0.7**	-		**-1.1**	-0.4	
Total gross profit	**285.6**	304.1	-6%	**1,088.9**	1,193.4	-9%
Operating profit*						
Mass-customized Europe	**48.3**	44.3	9%	**130.6**	153.1	-15%
Mass-customized North America	**3.8**	-5.7	167%	**-3.3**	-30.8	89%
In-house services	**5.2**	1.0	420%	**11.0**	6.6	67%
Yacht	**2.6**	-1.3	300%	**0.1**	-6.0	102%
Corporate / eliminations	**-4.8**	-6.4		**-20.2**	-24.6	
Total operating profit	**55.1**	31.9	73%	**118.2**	98.3	20%
Revenue						
Netherlands	**529.2**	546.8	-3%	**2,075.2**	2,167.8	-4%
Germany	**148.6**	133.7	11%	**548.1**	527.5	4%
Belgium/Luxembourg	**150.1**	141.2	6%	**574.2**	547.1	5%
France	**93.7**	87.5	7%	**365.8**	342.9	7%
Spain	**87.1**	76.4	14%	**322.3**	287.7	12%
United Kingdom	**41.3**	45.8	-10%	**151.9**	170.4	-11%
Other European countries	**51.8**	41.2	26%	**183.0**	145.9	25%
North America	**253.6**	295.3	-14%	**1,036.9**	1,254.5	-17%
Total revenue	**1,355.4**	1,367.9	-1%	**5,257.4**	5,443.8	-3%
Gross profit						
Netherlands	**133.8**	153.3	-13%	**517.9**	598.9	-14%
Germany	**31.5**	29.2	8%	**112.8**	110.9	2%
Belgium/Luxembourg	**28.3**	24.2	17%	**98.3**	90.3	9%
France	**12.8**	12.7	1%	**50.9**	51.5	-1%
Spain	**13.5**	11.6	16%	**50.7**	46.9	8%
United Kingdom	**7.8**	9.1	-14%	**29.4**	33.9	-13%
Other European countries	**10.1**	8.7	16%	**36.1**	31.4	15%
North America	**47.8**	55.3	-14%	**192.8**	229.6	-16%
Total gross profit	**285.6**	304.1	-6%	**1,088.9**	1,193.4	-9%

* The 2002 figures have been adjusted for purposes of comparison, following the change in classification of amortization goodwill.

Growth analysis in %
(unaudited)

	Three months ended December 31, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized Europe	2%	1%	1%	0%
Mass-customized North America	-14%	2%	-	-16%
In-house services	18%	19%	-	-1%
Yacht	-12%	-12%	-	0%
	Total	**Organic**	**Acquisition**	**Currency**
Revenue by segment (geographical)				
Netherlands	-3%	-5%	2%	-
Germany	11%	11%	-	-
Belgium/Luxembourg	6%	6%	-	-
France	7%	7%	-	-
Spain	14%	14%	-	-
United Kingdom	-10%	-1%	-	-9%
Other European countries	26%	27%	-	-1%
North America	-14%	2%	-	-16%
	Total	**Organic**	**Acquisition**	**Currency**
Income statement				
Revenue	-1%	2%	1%	-4%
Gross profit	-6%	-4%	1%	-3%
Operating profit	73%	76%	2%	-5%

	Twelve months ended December 31, 2003			
	Total	Organic	Acquisition	Currency
Revenue by segment				
Mass-customized Europe	0%	0%	0%	0%
Mass-customized North America	-17%	-1%	-	-16%
In-house services	14%	15%	-	-1%
Yacht	-8%	-8%	-	0%
	Total	**Organic**	**Acquisition**	**Currency**
Revenue by segment (geographical)				
Netherlands	-4%	-5%	1%	-
Germany	4%	4%	-	-
Belgium/Luxembourg	5%	5%	-	-
France	7%	7%	-	-
Spain	12%	12%	-	-
United Kingdom	-11%	-2%	-	-9%
Other European countries	25%	26%	-	-1%
North America	-17%	-1%	-	-16%
	Total	**Organic**	**Acquisition**	**Currency**
Income statement				
Revenue	-3%	0%	0%	-3%
Gross profit	-9%	-6%	0%	-3%
Operating profit	20%	20%	1%	-1%

Randstad acquires Take Air staffing and improves its position at French airports

Randstad Holding nv announces that her subsidiary Randstad France has acquired the staffing organization Take Air in order to further improve its position in airport-related staffing services. Take Air is mainly specialized in the maintenance of airport gates and equipment. Take Air, founded in 1997 and based in Orly, is with a revenue of € 5.5 million (in 2002) one of the key players in this market.

Since 1995, Randstad's activities in this sector in France have developed from an exclusive contract in the catering sector to specialized branches at the major French airports Paris Roissy, Paris Orly and Lyon.

This acquisition fits well with Randstad Group's strategy of building leadership positions in specialized staffing fields.

For additional information, see also the local French Randstad website at www.randstad.fr

Close Window

randstad holding

Randstad appoints Jacques van den Broek to Executive Board

The Supervisory Board of Randstad Holding nv announces the proposed appointment of Jacques van den Broek as member of the Executive Board. "We are very happy that Jacques will join us; we greatly value the staffing experience and innovative talent he will bring," says Ben Noteboom, CEO Randstad H olding. "The board is now optimally constituted to drive our strategy. We are on the right track as can be seen from our performance."

Since Jacques joined Randstad in 1988, he has held a variety of positions, starting as a branch manager in Rotterdam, later as a regional director in the Netherlands, then as Marketing Director Europe. In 2001 he became CEO of newmonday.com. A year later, he was appointed Managing Director of Capac Inhouse Services. In addition, he was already responsible for the Randstad activities in Denmark and Switzerland. Jacques van den Broek was born in 1960 and graduated in Law in 1985. Before joining the Randstad Group, Jacques worked for Vendex International.

From January 1, 2004 the distribution of the portfolios of the Executive Board will be as follows:

Ben Noteboom: Chief Executive Officer, Randstad the Netherlands, Mass-customized concepts

Jacques van den Broek: Belgium, France, Switzerland and Denmark, Randstad Inhouse services and Innovation

Robert-Jan van de Kraats:Chief Financial Officer, Yacht and IT

Leo Lindelauf: Spain, Germany, Italy, Portugal, Tempo-Team and corporate accounts

Jim Reese: USA, Canada and the United Kingdom

The appointment is still subject to final confirmation by the General Meeting of Shareholders of Randstad Holding nv.

Close Window

For more information, please contact:
Frans Cornelis/Sandra van Campen

Phone: +31 20 569 5623

Diemen, December 12, 2003

Randstad updates outlook: increased operational efficiency leads to EPS of at least € 0.29 in Q4 2003

"*We continue to operate in an uncertain economic climate. Economic indicators keep sending mixed signals. As said before, we focus on those factors that we can control ourselves. We still have to work hard for the gains we make, but our drive to increase efficiency and to gain market share is yielding better results. The profit contribution of our operating companies outside the Netherlands keeps improving, with Germany posting the most notable improvement. So we're pleased to report an updated and improved outlook for the fourth quarter*," says Ben Noteboom, CEO Randstad holding.

Randstad's performance continued to improve throughout October and November. Randstad expects that this will result in a modest organic revenue growth on a constant currency basis in the fourth quarter of 2003. At the same time we see a slight increase in the Group gross margin compared to the level realized in the third quarter of 2003, due to a disciplined pricing policy. Due to the operational leverage in our business model only a small improvement in revenue generates a relatively strong improvement bottom-line.

Furthermore, the re-alignments that have taken place in the organizational structure of the operating companies in the Netherlands and in Germany are delivering the related cost savings earlier than previously anticipated. This leads to a lower level of total operating expenses in the fourth quarter compared to the third quarter of 2003. The decline is expected to amount to € 10 to € 15 million (€ 245 million in Q3 2003), of which approximately € 3 million is caused by the appreciation of the euro exchange rate.

Trading in December will be impacted by the effective number of working days around Christmas, this is still uncertain.

In conclusion we expect to generate higher earnings per share before amortization of goodwill (EPS) than previously announced. We now expect EPS to amount to at least € 0.29 in the fourth quarter, compared to € 0.14 in the fourth quarter of 2002, and our earlier expectation of at least € 0.18 for Q4 2003. Full year earnings per share for 2003 will correspondingly amount to at least € 0.58 (€ 0.43 in 2002).

randstad holding

press release

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com.